SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2003

                              ---------------------


                                IXOS SOFTWARE AG
                              ---------------------

                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

                              ---------------------


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                               Form 20-F _x_ Form 40-F ___


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                    Yes__ No_x_



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: May 06, 2003



                                IXOS SOFWARE AKTIENGESELLSCHAFT


                                By___________________________________
                                Robert Hoog
                                Chief Executive Officer


                                and

                                By___________________________________
                                Peter Rau
                                Chief Financial Officer

IXOS SOFTWARE AG Reports Third Quarter Results

IXOS: Sales Revenue for First Nine Months Rises by 6% - Special Effects Impact Quarterly Result

GRASBRUNN NEAR MUNICH, Germany--May 6, 2003--IXOS SOFTWARE AG increased its revenue in the first nine months of the current fiscal year by 6% to EUR91.9 million (previous year: EUR86.5 million). The loss from operations (EBIT) for the nine-month period totaled EUR-0.75 million, down from the EUR3.9 million income from operations for the same period of the previous year. The main reasons for this drop were extraordinary acquisition and integration costs related to the two companies acquired in Q3, Obtree Technologies Inc. and the operative business of PowerWork AG, in the amount of EUR2.8 million and negative exchange rate effects in the amount of EUR 1.7 million. The pro forma EBIT (excluding acquisition and currency effects) was EUR 3.7 million. Earnings before taxes (EBT) totaled EUR - 2.6 million (previous year: EUR4.5 million), while the consolidated net loss totaled EUR -2.8 million (previous year: consolidated net income of EUR4.3 million). Earnings per share therefore amounted to EUR-0.13 (previous year: EUR0.22). Despite the acquisition of two companies, cash and cash equivalents remained almost constant in the first nine months of fiscal year 2002/2003 at EUR35.0 million (June 30, 2002: EUR34.3 million).

In Q3, sales revenue was flat year-on-year at EUR31.6 million (previous year:
EUR31.6 million). Without exchange rate effects, sales revenue would have been up 7% year-on-year. The consolidated loss from operations (EBIT) amounted to EUR-2.4 million (previous year: consolidated income from operations of EUR2.2 million). Without these one-time effects and start-up costs from the integration process, IXOS would have generated an operating profit of EUR0.4 million. The pro forma EBIT (excluding acquisition and currency effects) was EUR1.2 million. Earnings before taxes (EBT) fell to EUR-3.8 million (previous year: EUR2.4 million), meaning that earnings per share declined to EUR-0.18 (previous year:
EUR0.12).

IXOS expects a return to profitability with a positive income from operations
(EBIT) in Q4. Due to its results in the third quarter, IXOS is predicting for fiscal year 2002/2003 a growth of around 5% in sales.

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF OPERATIONS

Three Months Ended March, 2002 and 2003

(in thousands, except share and per share data)


                                           Adjusted**
                                       Three Months ended     Three Months ended      Three Months ended
                                           31-Mar-02            March 31, 2003          March 31, 2003
                                              EUR                    EUR                      $*
                                 -----------------------------------------------------------------------
                                          (unaudited)            (unaudited)              (unaudited)

Revenues
 Software licences                         14,775**                11,589                    12,632
 Services                                    8,264                  9,196                    10,023
 Maintenance                                 8,589                 10,798                    11,770
                             -----------------------------------------------------------------------
  Total revenues                           31,628**                31,583                    34,425
                             -----------------------------------------------------------------------


Cost of revenues
 Software licences                            (363)                  (679)                     (740)
 Services                                   (7,172)                (7,185)                   (7,832)
 Maintenance                                (2,328)                (2,831)                   (3,086)
                             -----------------------------------------------------------------------
  Total cost of revenues                    (9,863)               (10,695)                  (11,658)
                             -----------------------------------------------------------------------
  Gross profit                              21,765                 20,888                    22,767
                             -----------------------------------------------------------------------

Operating income (expenses)
 Sales and marketing                       (12,522)               (14,658)                  (15,977)
 Research and development                   (3,988)                (5,157)                   (5,621)
 General and administrative                 (3,035)                (3,432)                   (3,741)
 Other operating income                      1,532                  1,554                     1,694
 Other operating expenses                   (1,566)                (1,564)                   (1,705)
                             -----------------------------------------------------------------------
  Total operating expenses                 (19,579)               (23,257)                  (25,350)
                             -----------------------------------------------------------------------

Income (loss) from operations               2,186**                (2,369)                   (2,583)

Other income (expense)
 Interest income                               158                    180                       196
 Interest expense                               (8)                   (64)                      (69)
 Foreign currency exchange,
  net                                           96                 (1,550)                   (1,689)
                             -----------------------------------------------------------------------
  Total other income
   (expenses)                                  246                 (1,434)                   (1,562)
                             -----------------------------------------------------------------------

Income before income taxes                  2,432**                (3,803)                   (4,145)

Provisions for income taxes                    (26)                  (115)                     (125)

Net income                                  2,406**                (3,918)                   (4,270)
                             =======================================================================


Net income per share
 Basic                                       0.12**                 (0.18)                    (0.20)
 Diluted                                     0.12**                 (0.18)                    (0.20)

Weighed average shares
 outstanding
 Basic                                  19,670,994             21,474,187                21,474,187
 Diluted                                19,749,808             21,513,179                21,513,179
-----------------------------

* The amounts indicated as of March 31, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,0900 to Euro 1,00, the noon buying rate on March 31, 2003.

**   please see "adjustments for fiscal year 2001/2002 (in thousands)"

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended March, 2002 and 2003

(in thousands, except share and per share data)


                                              Adjusted**
                                           Nine Month ended   Nine Month ended     Nine Month ended
                                            March 31, 2002     March 31, 2003       March 31, 2003
                                                  EUR                EUR                  $*
                                         ----------------------------------------------------------
                                              (unaudited)        (unaudited)         (unaudited)

Revenues
 Software licences                              36,300**             35,482               38,676
 Services                                        25,991              26,394               28,769
 Maintenance                                     24,199              30,023               32,725
                                       ----------------------------------------------------------
  Total revenues                                86,490**             91,899              100,170
                                       ----------------------------------------------------------

Cost of revenues

 Software licences                               (1,129)             (1,336)              (1,456)
 Services                                       (19,506)            (19,422)             (21,170)
 Maintenance                                     (7,314)             (7,379)              (8,043)
                                       ----------------------------------------------------------
  Total cost of revenues                        (27,949)            (28,137)             (30,669)
                                       ----------------------------------------------------------
  Gross profit                                   58,541              63,762               69,501
                                       ----------------------------------------------------------

Operating income (expenses)
 Sales and marketing                            (34,539)            (40,915)             (44,598)
 Research and development                       (11,200)            (13,692)             (14,924)
 General and administrative                      (8,834)             (9,900)             (10,792)
 Other operating income                           4,596               4,663                5,083
 Other operating expenses                        (4,653)             (4,663)              (5,082)
                                       ----------------------------------------------------------
  Total operating expenses                      (54,630)            (64,507)             (70,313)
                                       ----------------------------------------------------------

Income (loss) from operations                    3,911**               (745)                (812)

Other income (expense)
 Interest income                                    555                 641                  699
 Interest expense                                   (28)                (66)                 (72)
 Foreign currency exchange, net                      44              (2,400)              (2,616)
                                       ----------------------------------------------------------
  Total other income (expenses)                     571              (1,825)              (1,989)
                                       ----------------------------------------------------------

Income before income taxes                       4,482**             (2,570)              (2,801)

Provisions for income taxes                        (208)               (157)                (171)

Net income                                       4,274**             (2,727)              (2,972)
                                       ==========================================================


Net income per share
 Basic                                            0.22**              (0.13)               (0.14)
 Diluted                                          0.22**              (0.13)               (0.14)

Weighed average shares outstanding
 Basic***                                    19,679,883          20,932,271           20,932,271
 Diluted***                                  19,747,770          20,976,805           20,976,805
---------------------------------------

* The amounts indicated as of March 31, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,0900 to Euro 1,00, the noon buying rate on March 31, 2003.

**   please see "adjustments for fiscal year 2001/2002 (in thousands)"

Adjustments for fiscal year 2001/2002 (in thousands)

IXOS Software AG's financial control department discovered irregularities in the Belgian sales region. These were due to the misconduct of a single member of the sales team, who had forged a total of six customer orders. As a result, excess consolidated sales revenue of EUR0.8 million (or 0.7% of annual sales revenue) was disclosed in the second half of fiscal year 2001/2002 (January 1 -June 30, 2002). The excess income from operations (EBIT) disclosed amounted to EUR0.7 million (or 9% of operating profit). In the first half of the current fiscal year 2002/2003 (July 1 - December 31, 2002), the excess sales revenue and income from operations reported amounted to EUR0.3 million.

Since IXOS is committed to observing particularly strict standards of transparency and corporate governance, the Company will restate its consolidated financial statements and the relevant quarterly reports for fiscal year 2001/2002. To this end, it will file a restatement with the SEC (Securities and Exchange Commission) on form 20F/A.

The following table shows the effects of the restatement on Q3 of fiscal year 2001/2002:


                                  3 months       3 months
                                  Q3 01/02       Q3 01/02
                                 as reported     adjusted
                                     EUR            EUR          (rho)         (rho)
                                  unaudited      unaudited      absolut        in %
-----------------------------------------------------------------------------------
Revenues
-----------------------------------------------------------------------------------
Software Licenses                 15,226         14,775          (451)         - 3%
-----------------------------------------------------------------------------------
Services                           8,264          8,264             -            -
-----------------------------------------------------------------------------------
Maintenance                        8,589          8,589             -            -
-----------------------------------------------------------------------------------
Total revenues                    32,079         31,628          (451)         - 1%
-----------------------------------------------------------------------------------
Income (loss) from
 operations                        2,637          2,186          (451)        - 17%
-----------------------------------------------------------------------------------
Income before income taxes
                                   2,883          2,432          (451)        - 16%
-----------------------------------------------------------------------------------
Net income                         2,857          2,406          (451)        - 15%
-----------------------------------------------------------------------------------
Net income per shares
-----------------------------------------------------------------------------------
Basic                               0.14           0.12         (0.02)        - 15%
-----------------------------------------------------------------------------------
diluted                             0.14           0.12         (0.02)        - 15%
-----------------------------------------------------------------------------------


                              9 months ended 9 months ended
                              March 31, 2002 March 31, 2003
                               as reported     adjusted
                                   EUR            EUR          (rho)         (rho)
                                unaudited      unaudited      absolut        in %
-----------------------------------------------------------------------------------
Revenues
-----------------------------------------------------------------------------------
Software Licenses                 36,751         36,300          (451)         - 1%
-----------------------------------------------------------------------------------
Services                          25,991         25,991             -            -
-----------------------------------------------------------------------------------
Maintenance                       24,199         24,199             -            -
-----------------------------------------------------------------------------------
Total revenues                    86,941         86,490          (451)       - 0,5%
-----------------------------------------------------------------------------------
Income (loss) from
 operations                        4,362          3,911          (451)        - 10%
-----------------------------------------------------------------------------------
Income before income taxes
                                   4,933          4,482          (451)         - 9%
-----------------------------------------------------------------------------------
Net income
                                   4,725          4,274          (451)        - 10%
-----------------------------------------------------------------------------------
Net income per shares
-----------------------------------------------------------------------------------
Basic                               0.24           0.22         (0.02)        - 10%
-----------------------------------------------------------------------------------
diluted                             0.24           0.22         (0.02)        - 10%
-----------------------------------------------------------------------------------

IXOS SOFTWARE AG

CONSOLIDATED BALANCE SHEETS

June 30, 2002 and March 31, 2003

(in thousands)

                                             Adjusted**
                                            June 30, 2002    March 31, 2003    March 31, 2003
                                                 EUR               EUR               $*
                                      -----------------------------------------------------
                                             (unaudited)       (unaudited)       (unaudited)

ASSETS
Current assets
         Cash and cash equivalents              34,320            34,999            38,149
         Accounts receivable, net               44,409            41,906            45,677
         Prepaid expenses and other              6,113            10,451            11,392
                                      -----------------------------------------------------
Total current assets                            84,842            87,356            95,218


Property and equipment, net                      9,717            10,269            11,193
Intangible assets                                3,510             9,764            10,642
Goodwill, net                                      400             9,336            10,176
                                      -----------------------------------------------------
                                                13,627            29,369            32,011
                                      -----------------------------------------------------
Total assets                                    98,469           116,725           127,229
                                      =====================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
         Accounts payable                       11,069             9,873            10,761
         Accrued liabilities                    10,495            11,872            12,941
         Customer advances and
          unearned revenues                     11,679            18,872            20,571
         Income taxes payable                      452               657               715
         Current portion of long-term
          debt                                       0               398               434
         Deferred income taxes                   1,036               711               775
         Current portion of
          obligations under capital
           leases                                  131               481               525
                                      -----------------------------------------------------
Total current liabilities                       34,862            42,864            46,722
                                      -----------------------------------------------------

Long-term debt
         net of current portion                      0             1,599             1,742
Obligations under capital leases,
         net of current portion                      0               174               190
Accrued pension liability                        1,680             1,680             1,831
                                      -----------------------------------------------------
                                                 1,680             3,453             3,763
                                      -----------------------------------------------------

Shareholders' equity
         Common stock                           20,303            22,110            24,100
         Additional paid-in-capital             44,506            53,275            58,069
         Treasury Stock                           (241)             (241)             (263)
         Retained earnings (deficit)            (1,627)           (4,354)           (4,746)
         Cumulative currency
          translation adjustment                (1,014)             (382)             (416)
                                      -----------------------------------------------------
Total shareholders' equity                      61,927            70,408            76,744
                                      -----------------------------------------------------

Total liabilities and shareholders'
 equity                                         98,469           116,725           127,229
                                      =====================================================
--------------------------------------

          * The amounts indicated as of March 31, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,0900 to Euro 1,00, the noon buying rate on March 31, 2003.

          **   please see "adjustments for fiscal year 2001/2002 (in thousands)"

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended March, 2002 and 2003
(in thousands)

                                                 Adjusted ***
                                               Nine Months ended  Nine Months ended Nine Months ended
                                                   31-Mar-02        March 31, 2003   March 31, 2003
                                                      EUR                EUR               $*
                                             --------------------------------------------------------
                                                  (unaudited)        (unaudited)       (unaudited)

Cash flows from operating activities
Net income                                            4,274            (2,727)          (2,972)
Adjustments to reconcile net income
 (loss)  to net
cash provided by operating activities
Depreciation and armortization                        3,501             3,224            3,514
Loss from disposals of fixed assets                     129                80               87
Deferred income taxes                                (1,219)             (725)            (790)
Accrued pension liabilities                             265                 0                0
Changes in operating assets and
 liabilities
Accounts receivable                                  (1,950)            6,500            7,085
Prepaid expenses and other current
 assets                                              (1,017)           (3,191)          (3,478)
Accounts payable                                       (651)           (4,595)          (5,009)
Accrued liabilities                                  (2,550)             (892)            (972)
Customer advances, unearned revenues
 and other**                                          2,696             3,382            3,686
Income taxes payable                                    173               172              187
                                       --------------------------------------------------------
Net cash provided by operating
 activities                                           3,651             1,228            1,338
                                       --------------------------------------------------------

Cash flows from investing activities
Purchase of property, equipment and
 other                                               (1,600)           (2,212)          (2,411)
Investments in companies net of cash
 acquired                                                              (6,346)          (6,917)
                                       ---------------------
Net cash used in investing activities                  (1,600)         (8,558)          (9,328)
                                       --------------------------------------------------------

Cash flows from financing activities
Repayments of long-term debt                            (38)           (3,015)          (3,286)
Repayments of capital lease obligations                (219)             (184)            (201)
Capital contribution                                      0            10,576           11,528
Treasury Stock                                         (241)                0                0
                                       --------------------------------------------------------
Net cash provided by financing
 activities                                            (498)            7,377            8,041
                                       --------------------------------------------------------

Net increase (decrease) in cash and
 cash equivalents                                     1,553                47               51
Cumulative currency translation
 adjustment**                                          (916)              632              689
Cash and cash equivalents - beginning
of period                                            30,012            34,320           37,409
                                       --------------------------------------------------------
Cash and cash equivalents - end
of period                                            30,649            34,999           38,149
                                       ========================================================


Supplemental data
Cash paid during the period:
Income taxes                                             38               265              289
Interest                                                 18                65               71

* The amounts indicated as of March 31, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,0900 to Euro 1,00, the noon buying rate on March 31, 2003.

** Reclassified from Customer advances, unearned revenues and other to cumulative currency translation adjustment

***  please see "adjustments for fiscal year 2001/2002 (in thousands)"

Stock Options and Stocks held by the Members of the IXOS SOFTWARE AG Supervisory Board and the Executive Board as of March 31st, 2003 (third quarter of fiscal year 2002/2003)


Supervisory Board       March 31, 2003                 December 31, 2002
-------------------------------------------------------------------------------------------
Name                    Stocks/Numbers    Options/Numbers   Stocks/Numbers  Options/Numbers
-------------------------------------------------------------------------------------------
Dr. Klaus Esser                     -                -                  -                -
-------------------------------------------------------------------------------------------
Eberhard Farber               569,050                -            569,050                -
-------------------------------------------------------------------------------------------
Richard Roy                        90                -                 90                -
-------------------------------------------------------------------------------------------
Hansjorg Staehle                  100                -                100                -
-------------------------------------------------------------------------------------------
Manfred Heiss                     650            7,450                650            7,450
-------------------------------------------------------------------------------------------
Claudia Bottcher                  620            3,070                620            3,070
-------------------------------------------------------------------------------------------
Total                         570,510           10,520            570,510           10,520
-------------------------------------------------------------------------------------------


Executive Board         March 31, 2003                   December 31, 2002
-------------------------------------------------------------------------------------------
Name                    Stocks/Numbers    Options/Numbers   Stocks/Numbers  Options/Numbers
-------------------------------------------------------------------------------------------
Robert Hoog                         -          160,000                  -          160,000
-------------------------------------------------------------------------------------------
Peter Rau                           -           50,000                  -           50,000
-------------------------------------------------------------------------------------------
Hartmut Schaper                     -           50,000                  -           50,000
-------------------------------------------------------------------------------------------
Richard Gailer                      -           50,000                  -           50,000
-------------------------------------------------------------------------------------------
Total                               0          310,000                  0          310,000
-------------------------------------------------------------------------------------------